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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                           ARGUSS COMMUNICATIONS, INC.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    040282105
                                    ---------
                                 (CUSIP Number)

                              Joel M. Handel, Esq.
                             Baer Marks & Upham LLP
                                805 Third Avenue
                            New York, New York 10022

--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)

                                December 21, 2001
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.





                         (Continued on following pages)
                               (Page 1 of 5 Pages)


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------------------------------------       ------------------------------------
CUSIP No.           040282105                         Page 2 of 5 Pages
------------------------------------       ------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ronald D. Pierce
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                 (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     SC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 1,232,850 shares
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    1,232,850 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,232,850 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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------------------------------------       ------------------------------------
CUSIP No.           040282105                         Page 3 of 5 Pages
------------------------------------       ------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Kenneth R. Olsen
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                 (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 12,400 shares
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    500 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    12,400 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    500 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,900 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.09%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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------------------------------------       ------------------------------------
CUSIP No.           040282105                         Page 4 of 5 Pages
------------------------------------       ------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

      This Amendment No. 5 (this "Amendment") amends the Statement on
Schedule 13D originally filed on behalf of Ronald D. Pierce ("Pierce") with the Securities and Exchange Commission (the "Commission") on February 23, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on April 6, 2001, Amendment No. 2 to Schedule 13D filed on April 9, 2001, Amendment No. 3 to Schedule 13D filed on October 26, 2001 and Amendment No. 4 to Schedule 13D filed on November 30, 2001. This Amendment also amends the Statement on Schedule 13D originally filed on behalf of Kenneth R. Olsen with the Commission on October 26, 2001, as amended on November 30, 2001. This Amendment relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Arguss Communications, Inc. (the "Company"). The address of the principal executive offices of the Company is One Church Street, Suite 302, Rockville, Maryland 20850.

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2 is hereby amended as follows:

      (b) Business address: Mr. Pierce's business address is 33751 Blessington Lane, San Juan Capistrano, CA 92675.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information in Item 3 has not changed.

ITEM 4. PURPOSE OF TRANSACTION.

      The information in Item 4 is hereby amended and restated as follows:

      On December 21, 2001, the Reporting Persons filed a definitive consent solicitation statement with the Securities and Exchange Commission (the "Commission") seeking the removal of the current board of directors of the Company (the "Board"), the election of new directors which, in addition to the Reporting Persons, include James Gerson, Stephen G. Moore, Dennis Nolin, Michael Sparkman and George Tamasi (collectively, the "Nominees") and the repeal of any by-law amendments adopted by the Company's current Board between October 1, 2001 and the date on which the proposal becomes effective. The Nominees seek to improve the Company's operating results and financial condition. As previously reported, on November 30, 2001, the Reporting Persons filed a preliminary consent solicitation statement with the Commission with respect to the proposals described above.

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      The Reporting Persons beneficially own approximately 8.6% of the
Company's common stock. Mr. Nolin, a director nominee, beneficially owns 3.9% of the Company's common stock. The Reporting Persons have consented to each of the proposals in the Consent Statement and believe that Mr. Nolin will consent to each of such proposals.

      Other than the agreement of Mr. Nolin and the other Nominees to serve on the board if elected by the shareholders, as fully described and set forth in the definitive consent solicitation statement of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and Mr. Nolin or any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

      In accordance with applicable Commission regulations, the Reporting Persons intend to solicit consents from the shareholders of the Company to remove the Company's current Board of Directors, elect the Nominees to the Company's Board of Directors, and to take the actions proposed above as actions in lieu of a meeting pursuant to Section 228 of the Delaware General Corporation Law.

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------------------------------------       ------------------------------------
CUSIP No.           040282105                         Page 5 of 5 Pages
------------------------------------       ------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

      In December 2001, the Company filed suit against the Reporting Persons in the United States District Court for the District of Maryland. The Company's complaint (the "Complaint") alleges that the Reporting Persons violated Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by, among other things, failing to timely disclose their plan and proposal to purportedly seize control of the Company. The Complaint also alleges that the Reporting Persons violated Section 14(a) of the Exchange Act by making purportedly false and misleading representations concerning, among other things, the Company's financial results and condition, the actions of current management, and the experience of the Nominees proposed by the Reporting Persons, in the preliminary consent statement filed with the Commission on November 30, 2001. The Complaint seeks, among other relief, that the Reporting Persons be required to file a complete and truthful amendment to their Schedule 13D statement in accordance with Section 13(d), be required to file an accurate and complete consent statement consistent with Section 14(a), and be enjoined from future violations of Sections 13(d) and 14(a). The Complaint also seeks an order enjoining the Reporting Persons from soliciting consents until at least 15 days after corrective materials are filed with the Commission, purportedly in order to allow the Company to respond thereto.

      The court has ordered that discovery in the action be conducted on an expedited basis, and set a hearing date of January 25, 2002 for any further motions.

      The Reporting Persons believe the Complaint is without merit and is merely an attempt to prevent shareholders from removing the current directors from office as well as a dilatory tactic to create additional and unnecessary cost and expense for the Reporting Persons. The Reporting Persons intend to vigorously defend the lawsuit and pursue the consent solicitation.

      The action is currently pending.

      Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of his shares or to change his intention with respect to any and all matters referred to in this Item 4. Except as set forth above, the Reporting Persons have no agreements or understandings between themselves with respect to the voting or disposition of the Common Stock of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

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      The information in Item 5 has not changed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      The information in item 6 has not changed.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     *   Exhibit 1    Definitive Consent Solicitation Statement of the
                      Reporting Persons pursuant to Section 14(a) of the Securities Exchange Act of 1934, dated December 21, 2001.

      ---------------
      * Incorporated herein by reference to the Definitive Consent Solicitation Statement of the Reporting Persons, dated December 21, 2001, filed with the Commission on December 21, 2001.


                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated:  December 27, 2001



                                          By:  /s/ Ronald D. Pierce
                                              --------------------------------
                                              Name:  Ronald D. Pierce


                                          By:  /s/ Kenneth R. Olsen
                                              --------------------------------
                                              Name:  Kenneth R. Olsen